

June 10, 2010

Mr. James A. Cole
Chief Executive Officer
Noble Innovations, Inc.
8380 S. Kyrene Rd.; Unit #104
Tempe, Arizona 85284

      Re: Noble Innovations, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed April 15, 2009
              Form 10-Q for Fiscal Quarter Ended September 30, 2009
              Filed November 23, 2009
              Form 8-K/A Filed September 12, 2008
              File No. 0-53433

Dear Mr. Cole:

We issued comments to Noble Innovations, Inc. on the above captioned filings on December 22, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 21, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 21, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact the undersigned at (202) 551-3344 if you have any questions.

Sincerely,

William H. Thompson
Accounting Branch Chief